

February 19, 2013

Via Facsimile
Mr. Michael H. Lou
Chief Financial Officer
Oasis Petroleum Inc.
1001 Fannin Street, Suite 1500
Houston, TX 77002

>   **Re: Oasis Petroleum Inc**
>   **Form 10-K for Fiscal Year Ended**
>   **December 31, 2011**
>   **Filed February 28, 2012**
>   **Response Letter Dated February 6, 2013**
>   **File No. 001-34776**

Dear Mr. Lou:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Form 10-K for Fiscal Year Ended December 31, 2011

Financial Statements

Consolidated Statement of Operations, page 73

1.   We note your response to comment 2 in our letter dated January 30, 2013. It appears that earnings per share for the fiscal year ended December 31, 2010 should be calculated by dividing income available to common stockholders for the period subsequent to your corporate reorganization by the number of weighted average shares outstanding. Please revise your presentation of earnings per share accordingly.

You may contact Svitlana Sweat, Staff Accountant at 202-551-3326 or me at 202-551-3311 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief